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                            January 30, 2024

       Paul Kim
       Chief Financial Officer
       Fulgent Genetics, Inc.
       4399 Santa Anita Avenue
       El Monte, California 91731

                                                        Re: Fulgent Genetics,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2023
                                                            Response dated
January 9, 2024
                                                            File No. 001-37894

       Dear Paul Kim:

              We have reviewed your January 9, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Note 7. Reporting Segment and Geographic Information, page F-23

   1. We note that you have identified four different revenue streams for your products and services offerings: (a)
Precision Diagnostics; (b) Anatomic Pathology; (c) Pharma
                                                        Services; and (d)
COVID-19. We further note that your CODM and other members of management regularly
receive and review revenues for these four revenue streams,
                                                        budgets are created at
the revenue stream level, and questions and other commentary of revenues and revenue
trends are generated at this level during your earnings conference calls. As such, please
provide the disclosures for each of these four revenue streams required by ASC
280-10-50-40.
 Paul Kim
Fulgent Genetics, Inc.
January 30, 2024
Page 2
Form 10-Q for Fiscal Quarter Ended September 30, 2023
Note 14. Goodwill and Acquisition-Related Intangible Assets, page 18

2. We note your response to comment 2. Specifically, we note that you did perform a quantitative analysis of your reporting unit using the market approach as of September 30,
         2023 (i.e., step one for an interim impairment test). As such, disclosure here or within
         MD&A would provide investors with information about the qualitative factors considered that led you to perform the quantitative analysis and the results of that analysis. In this regard, we also refer you to comment 3 in our letter dated November 1, 2023, for disclosures to provide to investors regarding testing goodwill for impairment.
       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNamePaul Kim
                                                              Division of
Corporation Finance
Comapany NameFulgent Genetics, Inc.
                                                              Office of
Industrial Applications and
January 30, 2024 Page 2                                       Services
FirstName LastName